Skyline Medical Inc.

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

February 9, 2015

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz, Assistant Director
Mr. Jay Mumford, Staff Attorney

	Re:	Skyline Medical Inc. – Application for Withdrawal on Form RW
for Registration Statement on Form 8-A (File No. 001-36790)

Ladies and Gentlemen:

Skyline Medical Inc. (the “Registrant”) hereby applies for the withdrawal of its registration statement on Form 8-A (File No. 001-36790), which was filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2014 (the “Form 8-A”) in accordance with Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 12d1-2 under the Exchange Act, the Form 8-A has not become effective.

The Form 8-A is being withdrawn because it provided for registration under Section 12(b) of the Exchange Act, when the Registrant’s warrants to purchase the Registrant’s common stock, $0.01 par value (the “Warrants”), are intended to be registered under Section 12(g) of the Exchange Act. The Registrant is filing a new Form 8-A to register the Warrants under Section 12(g) of the Exchange Act.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Form 8-A (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Martin Rosenbaum, Esq. of Maslon LLP, via email at martin.rosenbaum@maslon.com or via facsimile at (612) 642-8326.

Very truly yours,

SKYLINE MEDICAL INC.

By:	/s/ Bob Myers
Bob Myers
Chief Financial Officer